PMS

18006606

SEC Mail Processing Section

MAR 01 2018

Washington DC 415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFPG Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9017 S. Riverside Drive, Suite 210
(No. and Street)

Sandy	Utah	84070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Laga — (801) 838-9999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 North 400 West, Suite 400	Salt Lake City	Utah	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, David R. Laga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFPG Investments, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

TYLER J OLSEN
Notary Public
State of Utah
Comm. No. 684268
My Comm. Expires Jul 27, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFPG INVESTMENTS, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2017

DFPG INVESTMENTS, INC.

Table of Contents

wsrp
CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
DFPG Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DFPG Investments, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DFPG Investments, Inc. at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DFPG Investments, Inc.'s management. Our responsibility is to express an opinion on DFPG Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DFPG Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of DFPG Investments, Inc.'s financial statements. The supplemental information is the responsibility of DFPG Investments, Inc.'s management. Our audit procedures included

www.WSRP.com
SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303
info@wsrp.com

determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

We have served as DFPG Investments, Inc.'s auditor since 2015.

Salt Lake City, Utah
February 27, 2018

DFPG INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	2017
Current Assets	
Cash and cash equivalents	$923,439
Accounts receivable	14,153
Commissions receivable	1,668,004
Promissory Notes Receivable - 2018	20,000
Prepaid expense	254,592
Total Current Assets	**2,880,188**
Long Term Assets	
Promissory Notes Receivable (5 years)	588,000
First Utah Bank CD (3 years)	106,314
Teamwork Retail – DPP (3 years)	3,846
Clearing deposit	100,000
Total Long Term Assets	**798,160**
Office equipment	111,438
Accumulated depreciation	(32,465)
Total Office Equipment	**78,973**
Total Assets	**$3,757,321**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$20,776
Commissions payable	1,289,267
Accrued payroll and other liabilities	416,645
Total Current Liabilities	**1,726,688**
Stockholders' Equity	
Common Stock	1,535
Paid in Capital	551,649
Retained Earnings	1,477,449
Total Stockholders' Equity	**2,030,633**
Total Liabilities and Stockholders' Equity	**$3,757,321**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Revenues		
	Commissions	$21,415,369
	Other	662,128
	Total Revenues	**22,077,497**
Expenses		
	Commissions	17,269,944
	Compensation and related benefits	1,739,083
	Office overhead and operating	640,289
	Professional fees	240,925
	Licensing and registration	144,430
	Depreciation	20,998
	Other	630,409
	Total Expenses	**20,686,078**
Net Income		**$1,391,419**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Shares	Common Stock	Paid in Capital	Retained Earnings	Stockholders' Equity
Balance at December 31, 2016	1,519	$1,519	$548,738	$1,086,030	$1,636,287
Shareholder Distributions	-	-	-	(1,000,000)	(1,000,000)
Issuance of new stock	16	16	2,911	-	2,927
Net Income	-	-	-	1,391,419	1,391,419
Balance at December 31, 2017	**1,535**	**$1,535**	**$551,649**	**$1,477,449**	**$2,030,633**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
Cash Flows from Operating Activities	
Net income	$1,391,419
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	20,998
Stock Compensation	2,927
Forgiveness of promissory notes receivable	127,000
Changes in operating assets and liabilities:	
Accounts receivable	23,768
Commissions receivable	(1,203,579)
Prepaid expenses	(38,562)
Accounts payable	6,902
Commissions payable	(97,274)
Accrued payroll and other liabilities	73,022
Net Cash from Operating Activities	**306,621**
Cash Flows from Investing Activities	
Issuance of promissory notes	(60,000)
Certificate of deposit	(2,338)
Teamwork retail	794
Purchases of fixed assets	(22,825)
Net Cash from Investing Activities	**(84,369)**
Cash Flows from Financing Activities	
Shareholder distributions	(1,000,000)
Net Cash from Financing Activities	**(1,000,000)**
Net Change in Cash and Cash Equivalents	(777,748)
Cash and Cash Equivalents at Beginning of Year	**1,701,187**
Cash and Cash Equivalents at End of Year	$923,439

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 – Organization and Description of Business

General

DFPG INVESTMENTS, INC. ("Company") was incorporated in the state of Utah on October 13, 2010 for the purpose of providing brokerage services and is registered to engage in the securities business as a broker-dealer in all 50 states and Washington, D.C. under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the business of securities investments with the general public. The Company predominantly conducts transactions in mutual funds, variable annuities, BDCs, private placements, REITs, DPPs, and municipal fund securities. The Company has branch office locations in California, Colorado, Kentucky, Florida, Maryland, Missouri, New York, Oklahoma, Oregon, South Carolina, Texas, Utah, and Virginia.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from securities transactions are generally recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

Mutual Funds – A front-end commission for a mutual fund transaction is recorded in full by the Company at the time of the trade date. With respect to 12b-1 fees and deferred sales charges, the Company generally shall defer its incremental direct costs associated with the selling of the fund shares (such as sales representatives' commission and direct marketing costs) and shall amortize these costs over the period in

which the fees from the fund or fund shareholders are expected to be received. Indirect costs associated with selling the fund shares shall be expensed as incurred.

Variable Annuities – Commissions for annuity transactions may be, upon the selection of the sales representative, received in a single lump sum or through a series of trailing commissions paid monthly over a period of time selected by the sales representative. Lump sum commissions are recorded in full by the Company as paid by the annuity company. Trailing commissions are recorded by the Company as received on a monthly basis from the annuity company.

Alternative Investments – Commissions for transactions in alternative investments are recorded by the Company at the time the investment is recorded by the investment company. Except for secondary market transactions, marketing allowance fees are paid to, and are recorded by, the Company either concurrently with the commission for the transaction, or on a quarterly basis commensurate with the total of investments placed by the sales representative during the previous quarter—one of the preceding methods being selected at the discretion of the investment company.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2017, cash and cash equivalents of $971,475 were held at one financial institution. The Company is also exposed to concentrations of credit risk related to cash deposits. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to its limit. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. As of December 31, 2017 the Company had cash of $721,475 in excess of FDIC limits.

Management monitors such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable balances and makes provisions for potentially uncollectible balances. At December 31, 2017, management did not believe any provision against accounts receivable was necessary, due to the recent aging status of all receivables.

RBC Capital Markets, LLC

The Company introduces certain client brokerage transactions to the clearing firm of RBC Capital Markets, LLC ("RBC") on a fully disclosed basis. RBC acts as qualified custodian for such clients and holds clients funds and securities. As a result the Company has entered into a clearing arrangement with RBC, and has agreed to provide a $100,000 clearing deposit with RBC. Such deposit is refundable to the Company on termination of the clearing agreement. The clearing agreement is for an open term and can be cancelled with a 30 day written notice.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2017 was $20,998.

Rent Expense

The Company's rent expense for its office space was $81,686 for the year ended December 31, 2017.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes Topic of the FASB Accounting Standards Codification. For 2017, management has determined that there are no material uncertain income tax positions. The Company is subject to federal, state and local income tax examinations by tax authorities for years 2014 and forward.

Financial Instruments

Financial instruments include accounts receivable, prepaid expenses, other assets, accrued liabilities and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which was determined by their near-term nature or by comparable financial instruments' market value.

Advertising Expenses

The Company's advertising policy is consistent with rules provided by FINRA. Management reviews and approves most advertising internally. In 2017, the Company submitted advertising to FINRA with a total cost of approximately $0, as well as other advertising expense of $5,035.

New and Recent Accounting Pronouncements

The Company has evaluated all other new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contract with Customers. The objective of this update is to 1) remove inconsistencies and weaknesses in revenue requirements, 2) provide a robust framework for addressing revenue recognition issues, 3) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, 4) provide more useful information to users of financial statements through improved disclosure requirements, and 5) simplify the preparation of financial statements. This update is effective in annual reporting periods beginning after December 15, 2017 and the interim periods within that year. The Company will be evaluating the impact of this update as it pertains to the Company's financial statements and other required disclosures on an ongoing basis until its eventual adoption and incorporation.

Note 3 – Notes Receivable

In 2017 the Company issued one note receivable in the amount of $60,000 and forgave $127,000 in notes receivable bringing the total notes receivable balance to $608,000. These notes carry a 5% interest rate. The notes mature in 1 to 5 years, and all or part of the notes may be forgiven over the term of each note.

Note 4 – Related Party Transactions

During 2017, the Company effected securities transactions at several of its branch office locations. One such branch office was Diversify, Inc. located in Sandy, Utah. The owners of this branch office location also hold an ownership position in the Company.

Related Parties

Diversify, Inc. (Diversify) is a branch office of the Company. Diversify was started by the owners of the Company in order to continue their practice as Registered Representatives, along with the growth, marketing, and branding operations normally associated with a branch office, distinct from a Broker Dealer. The relationship between the entities is such that certain operating expenses and services are shared; and reimbursement is paid from the Company to Diversify for participation in a 401K plan, health insurance and the accompanying Health Savings Account. These transactions were consummated on terms equivalent to those that prevail in arms-length transactions. During 2017 the Company reimbursed for the following expenses: $81,858 (health insurance); and $51,908 (401K contribution matching).

Diversify Insurance, Inc. (DII) is the entity under which insurance transactions occur for certain clients of the Registered Representatives who are also members of Diversify, a branch office of the Company. DII was created to maintain clarity and separation among the differing types of client transactions, and was started by the owners of Diversify and the Company. There are no shared expenses or reimbursement agreements between the Company and DII.

Riverside 90, LLC (Riverside) owns and operates an office building which leases space to Diversify and the Company as well as up to four future, unrelated tenants. Riverside is owned by two of the managing partners of the Company. During 2017, the Company paid Riverside rents totaling $81,686.

Note 5 – Lease Commitments

The Company entered into a lease agreement for office space with Riverside 90, LLC, a related party (see Note 4), in December 2016. The lease requires initial monthly payments of $6,807 through December 31, 2017. Monthly lease payments increase over the life of the lease which terminates December 31, 2021. The future annual lease payments are as follows:

2018	$84,137
2019	$86,661
2020	$89,261
2021	$91,938
Total	$351,997

Note 6 – Concentrations of Risk

The Company is engaged in the business of providing broker and investment management services. Substantially all income is derived from commissions earned on sales of investment securities and investment management fees. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. Investment management fees are based upon the total amount of assets under management and the agreed upon annual management fee rate per account. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of its brokers, which are independent contractors and not employees of the Company. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

The following represents concentrations in revenue for the year ended December 31, 2017:

	2017
Revenue from the sale of private placements / DPPs	62.1%
Revenue from RIA management fees	14.1%
Revenue from the sale of annuities	12.3%
Revenue from the sale of investment company shares	7.9%
Revenue from the sale of public, non-traded REITs and BDCs	3.0%
Other	0.6%

One customer comprised approximately 42% of the Company's commissions receivables at December 31, 2017, however none of the receivables were aged 30 days or greater and all receivables were collected by the Company subsequent to December 31, 2017.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital of $632,046 which was $516,933 in excess of its required net capital of $115,113. The Company's ratio of aggregate indebtedness to net capital is 2.73 to 1.

Note 8 – Outstanding Shares and Ownership Positions

The Company has 1,535 shares of common stock issued, authorized, and outstanding as of December 31, 2017. Par value is $1.00 per share. Three owners of the Company each hold 486 shares and one owner holds 77 shares as of December 31, 2017.

Note 9 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2017 through February 27, 2018, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

DFPG INVESTMENTS, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2017

	2017
Net Capital	
Total stockholders' equity	$2,030,633
Deduct non-allowable assets:	
Non-allowed receivables	(433,427)
Prepaid expenses	(253,454)
Office equipment net of accumulated depreciation	(78,973)
Other non-allowable assets	(632,733)
Total stockholders' equity qualified for Net Capital	$632,046
Aggregate Indebtedness	
Payables and accruals	$1,726,688
Total Aggregate Indebtedness	$1,726,688
Computation of Basic Net Capital Requirements	
6 2/3% of aggregate indebtedness	$115,113
Minimum net capital	$5,000
Greater of the two amounts	$115,113
Capital in excess of required minimum	$516,933
Ratio of aggregate indebtedness to net capital	2.73

Reconciliation with Company's computation included in Part II of Form X-17a-5:

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material difference between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
DFPG Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DFPG Investments, Inc. identified the following provision of SEA Rule 15c3-3(k) under which DFPG Investments, Inc. claimed an exemption from Rule 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) DFPG Investments, Inc. stated that DFPG Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. DFPG Investments, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DFPG Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

Salt Lake City, Utah
February 27, 2018

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Partners of
DFPG Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by DFPG Investments, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December, 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December, 31, 2017, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no difference.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no difference.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WSRP, LLC

Salt Lake City, Utah
February 27, 2018

DFPG INVESTMENTS, INC.
EXEMPTION REPORT

DFPG Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of C.F.R. § 240.15c3-3(k)(2)(ii) stating that the Company cleared all customer transactions through another broker dealer on a fully disclosed basis. It should be noted that DFPG Investments, Inc. performs certain transactions direct-way with the issuer, which do not require clearing through another broker-dealer.

(2) The Company met the exemption provision 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the fiscal year ending December 31, 2017, with only one exception on November 16, 2017 related to the timely remittance of checks, which represented a minor exception rate of .00065 percent. Other than the one exception, the Company has met the exemption provision.

I, Dave R. Laga, CFO, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

David R. Laga

Title: Chief Financial Officer

February 27, 2018